Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: September 23, 2021

FreightWaves NOW

Transfix Goes Public.

September 23, 2021

Transcript

Michael Vincent, FreightWaves

Right now we've got Drew McElroy, who is the CEO of Transfix.

Kaylee Nix, Transfix

Co-founder and chairman of Transfix. We don't want to take Lily Shen away. She's awesome. She's one of the leading ladies of our industry. Drew, welcome to FreighWaves Now, we're excited to have you and some big news coming out of Transfix this week.

Drew McElroy, Transfix

Well thanks very much for having me and I will say, I apologize for the job, you're getting the B-team this morning. You're getting me instead of Lily, but hopefully I can do a good job in her stead.

Kaylee Nix, Transfix

Don't discredit yourself, you're definitely part of the A team there at Transfix. We know the Grace Sharkey, our staff writer, loves to talk to Lily and she speaks really, really highly of her. Let's talk about the decision coming out of Transfix, you guys are going public. Why was this decision made, what does it entail and where does it take you now down the road?

Drew McElroy, Transfix

Sure, so obviously it's an incredibly exciting time for our business and so that's correct we've announced that we're, that we're going public via a SPAC merger with G Squared Ascend I; that transaction is likely to close in the first quarter of next year, and honestly, we're extremely excited about that. You know we've been at this now for eight years, with, with a very long term vision that we are continuing to execute. We were, we were the first digital freight marketplace and we are continuing to grow in ways that are very exciting, and this new transaction will give us, frankly, that much more leverage to do so. The total capital to the business should be north of $300 million. We will have public market equity, with which to continue to conduct strategic maneuvers. And it just opens up the playing field and the strategic aperture that much more widely for us as we move forward.

Michael Vincent, FreightWaves

So, Drew talk about the competition between digital brokers right, I mean, you have these acquisitions and going public etc., and getting all these fundings like you say to be more strategic and kind of better play work I guess it during this competition. Can you talk to that one of the difficulties there one of the hurdles, within that?

Drew McElroy, Transfix

Yeah I mean, I don't know that there are what I would call difficulties, I would say it's a fascinating time to be in the supply chain, certainly in the last, you know 10 years, five years, our industry has seen more investment in innovation than frankly probably in the previous 100 years. And I think that's, that's great for all of us that are in this industry you know, the old rising tide, right? And when we're applying technology in various ways to make the lives of everyone who participates in our business better. And of course, I believe that our way at Transfix is the right way. But I think that the innovation in general, is fantastic for the space. It benefits shippers and drivers and really everyone. And so I think it's like I said, it's a fascinating time to be in this industry, and frankly I don't think, I don't think we're slowing down. I think if anything, we all know that the business is just moving faster and faster and innovation is coming more quickly and it translates. Frankly, we are very excited about our ability to lead the transformation of our industry and you know with all of our great partners so it's a, it's a very exciting time.

Kaylee Nix, Transfix

So you mentioned that extreme innovation speed that we've seen in the last five years, you said, you know, it's greater than the last century, but I think even the last 18 months has been faster when it comes to innovation and supply chain, than the last five years even. What have you guys seen as far as growth wise throughout the COVID 19 pandemic, and how did that growth help set you guys up for the decision to go public?

Drew McElroy, Transfix

Yeah, so I would agree, Kaylee, to your point. I think clearly things are continuing to ramp up, right, that sort of the velocity and the slope of the growth curve is increasing, not decreasing. And again, that to me just speaks to the, the excitement and what's happening in our business. Now as it as it relates to us, you know, obviously the pandemic was, was a terrible time from sort of humanity's perspective, and, and from a supply chain perspective. We all we all know that, and we're very very proud at Transfix frankly, of the work that we were able to do during the pandemic, to support our drivers and our carrier partners, and keep them out of harm's way and to support our shippers in their business operations, to continue to make sure that the goods were on shelves where consumers, who were suffering just like the rest of us were able to get the essential goods they needed to take care of their family. And frankly, it was as everyone knows, a very difficult time to run a business, and frankly, we did very well. We are, we're very proud of the results we were able to deliver our growth rates were substantial both in terms of like total shipment count, and you know revenue, and you know sort of in all the metrics we sort of grew across the board in that sort of tough environment which, you know, frankly, it's a testament to the hard work that our team has put in. And so as a result coming out of that, frankly, we were very well positioned both from our own business perspective, as well as from a capital markets perspective to, you know, if you'll pardon the cliche right, it's time to pour gasoline on the fire. We've been, we've been, I would say, judicious in the way we've raised capital to date, we've raised before this transaction a little under $150 million dollars, that's obviously potentially less than some other businesses in the space, because we've been focused on getting it right. And now, you know, it really everything is clicking on all cylinders for us. And so what better time to infuse the business with significant capital as well as public equity, sort of capitalize on the next phase of growth.

Kaylee Nix, Transfix

Through the last 18 months and even the last year alone, we've seen a lot of companies making that decision to go public, whether it's through a SPAC partnership or through an IPO, and I think a lot of the reasoning behind this is, as you mentioned that growth curve is just getting exponentially more steep. Is there any caution or any sentiment of caution from you folks in the digital brokerage industry, or even just the entire industry as a whole from your perspective of there being kind of a cliff that we approach? Are you guys looking for kind of waiting for the other shoe to drop like, is this too good to capitalize on or are you guys just focused on that upward growth right now?

Drew McElroy, Transfix

So I think that's, I think that's a very fair question. My general sense is that as we all know, the supply chain is massive. It is one of the largest industries on the planet. And as we talked about earlier in this conversation, you know, relative to other industries, you know, perhaps the innovation, or the excuse me, the investment in innovation in our business, historically has not been as great and obviously as we've been talking about that's been, that's been changing. So, the short answer to your question is no, I don't think that there is any sort of cap on the upside. The amount of opportunity that exists in front of businesses that are changing the supply chain is almost limitless. If you can sort of harness the lightning right? But that sort of brings up the other point, which is capital for the sake of capital gets you nowhere. Right it's like, are you actually investing it in a way that builds meaningful assets and products that can deliver long term value to our industry, if you're just, you know subsidizing rates to grab market share or, you know, something like that, well that will have a limit because that's a, that's sort of a Faustian bargain right, you're not actually doing anything. But if you're investing capital and resources to create technical and other forms of product that actually change the experience that people have every day on every shipment, well that's, that's, enduring and that is an investment that will that will pay dividends for forever if you get it right. The opportunity, on the other side, we'll make the sort of the amount of investment trivial.

Michael Vincent, FreightWaves

Excellent, excellent answer and Drew, I got--no just, just really, really well answered. Now, I also love your attitude there at Transfix, and yours personally about the competition right, bring it on, bring your best, I want to compete against you when you have your best because that moves everybody forward. It makes Transfix better, makes everybody better, when everybody's competing at their peak. And you're not, not scared to take that leadership role. As you guys go through this competition with digital brokerage in mind, specifically, is there a danger of becoming a sterile type of environment when dealing with customers, whether it be on the shipper side or the carrier side the asset side or the or the demand side as we can call it, getting too far digital? How do you find that balance, right, because eventually, you still have to have that partnership there you don't want people to just go online say well I can pick Transfix or I can pick Joe Blow. Right, Transfix has got to be meaningful to him.

Drew McElroy, Transfix

I would agree with that 100%, I'm actually really glad you asked the question because I think it allows us to get into a little bit more nuance, right. When we talk about digitization, we talk about the automation of processes that need to be automated things that are rote, and that happen every single day, and that are a cost center. And, you know, why would we do that right? They just cost money, you can get an answer from the system better than you can get an answer from another human being that is accurate right, there are things that machines do better than people. But there are also things that people do better than humans and we are not trying to automate humans out of the situation entirely. The two main categories that I think of right are one are exceptions, right, if you have some sort of massive incident in the middle of the night or whatever, you need to be able to call a person and get them to help you and not have to go through like an automated you know, menu or whatever, right. So we have that. Every one of our customers and carriers, has a dedicated carrier account manager or customer account manager that they can call 24/7. And you know I mean if it's a shoot the breeze right like there's always a person there, but sometimes you don't want to person right sometimes like I just want to know where my shipment is, or I just want to rate quote for these buyer shipments let me go get them. If you want to talk to somebody, we welcome that right and that sort of leads into the other point, which is, this is still a relationship driven business right like maybe on a day to day basis I got another one from Chicago to Dallas, well, okay, you might not need a new relationships with that but you work with people that you trust and you, as far as we're concerned at Transfix, we continue to grow, not just quantitatively, but strategically with our customers and that only comes through talking and spending time with each other and, okay here's what the data says and let's talk about your network and what your goals are for next year and how do we help you achieve them and etc etc. So, it is not the removal of humans that's all digitization is. Digitization means the automation of processes and the removal of variable costs, where that is appropriate for the transaction, but the ultimate goal is to create a better service by harmonizing the digital with the relationship and giving ultimately our shippers and carrier partners access to what they need, specifically at the time that they need it.

Kaylee Nix, Transfix

Making that harmony, find that sweet spot.

Michael Vincent, FreightWaves

Excellent answer again, thank you. I don't think you're a B-team, I think she's right, I think you undersold yourself.

Kaylee Nix, Transfix

I think you’re part of the A-team, Drew. Thank you so much for joining us as well.

Michael Vincent, FreightWaves

Excellent stuff thank you so much, Drew.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8th 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.